



Magjak Van Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $100,000

Offering End Date: March 6, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Magjak Van Inc

Founded: June 22, 2023

Address: 2100 Center Road, Suite K

Avon, OH 44011

Industry: Personal Training

Employees: 6

Website: https://exercisecoach.com/avon/

Use of Funds Allocation:

If the maximum raise is met:

$50,000 (50.00%) – of the proceeds will go towards debt refinance

$44,000 (44.00%) – of the proceeds will go towards working capital- purchasing equipment and staffing to support launch of new services

$6,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3 Followers





Business Metrics:

	FY23	FY24
Total Assets	$407,938	$255,673
Cash & Cash Equivalents	$197,056	$28,982
Accounts Receivable	$0	$0
Short-term Debt	$59,687	$23,147
Long-term Debt	$0	$30,471
Revenue	$0	$216,639
Cost of Goods Sold	$4,589	$135,963
Taxes	$0	$0
Net Income	-$51,749	-$145,943

Recognition:

Magjak Van Inc (DBA The Exercise Coach- Avon) provides a coach-led, supervised, high-intensity, short-duration wellness training system in Avon, Ohio, featuring Exerbotics®, the world's leading strength and conditioning technology.

About:

Magjak Van Inc (DBA The Exercise Coach- Avon) is coach-lead, high-intensity wellness training. They are digital-physical innovators who have created the world's smartest solutions for overcoming the most common barriers to fitness success for people in their 40s, 50s, and 60+.

For more information, contact our Customer Support Team at support@thesmbx.com

